

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Larry Finger
Principal Financial Officer
Copper Property CTL Pass Through Trust
3 Second Street, Suite 206
Jersey City, NJ 07311-4056

> **Re: Copper Property CTL Pass Through Trust**
> **Amendment No. 1 to Form 10-K for the Period Ended December 31, 2022**
> **Filed May 2, 2023**
> **File No. 000-56236**

Dear Larry Finger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction